SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 September 7, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote --------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

CANADA BECOMES SINGLE LOCAL CALLING AREA

WITH NEW MONTHLY AIRTIME PACKAGE

Ideal plan for people on the move - and the new Fido Showdown proves it

Montreal, September 7, 2004 - Fido today announced the recent launch of its Unlimited Local Calls Anywhere in Canada package. For $70 per month, customers enjoy unlimited local calling, no long-distance charges on incoming calls, regardless of where they are in Canada within Fido's digital coverage area, and 850 minutes of outgoing long distance within Canada and to the U.S.

"What this means for consumers is that they can be reached anywhere in Fido's digital coverage area across Canada without incurring long-distance charges," stated Karim Salabi, Director of Marketing with Microcell Solutions Inc. "This new package is perfect for the mobile business person, because they aren't charged for being on the road and away from the office when they receive a call. Traditionally, wireless customers pay long-distance charges for calls that reach them when they're away from their Home Area. Now, they don't have to pay a premium because work or pleasure takes them out of town."

In addition to innovative price plans, Fido is also providing Canadians with a tool for comparing their current airtime package with Fido's line-up of services. The Fido Showdown is an interactive on-line resource that asks consumers a few simple questions about their current plan and then either calculates what they would save if they were Fido customers or confirms that they are on the right plan for their current needs.

"Canadians are savvy wireless customers and they demand value," added Mr. Salabi. "We also know that they use the Internet to comparison shop, so the Fido Showdown is a natural fit for Canadian consumers. Generally, customers find wireless pricing complex - what they're really looking for is simplicity and transparency. The Showdown helps first-time wireless users and customers who aren't satisfied with the pricing of their current service to determine whether they would be better off with Fido."

The Fido Showdown hightlights many of the important innovations that Fido has brought to consumers in the Canadian wireless market. These include per-second billing, Fido to Fido packages, City Fido home and mobile service, the Unlimited Incoming Calls package and now the Unlimited Local Calls Anywhere in Canada package. The Fido Showdown, which is operated by a third party and is updated monthly, compares consumer offerings to help Canadians decide for themselves.

The Fido Showdown is available via the Fido Web site at www.fido.ca.

About Microcell Solutions

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The company offers a wide range of wireless voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

City Fido is a trademark of Microcell Solutions Inc.

For more information:

Karen Berkhout
604 783-0701
 karen.berkhout@microcell.ca

Diane Fabi
514 965-1426
diane.fabi@microcell.ca